UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Asta Funding, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

046220109
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January  6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 046220109

EXPLANATORY NOTE

This Amendment No. 10 (this “Amendment No. 10”) amends Items 4, 6 and 7 to reflect changes to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 17, 2016, as amended by Amendment No. 2 to Schedule 13D filed with the SEC on March 24, 2016, as amended by Amendment No. 3 to Schedule 13D filed with the SEC on April 5, 2016, as amended by Amendment No. 4 to Schedule 13D filed with the SEC on April 15, 2016, as amended by Amendment No. 5 to Schedule 13D filed with the SEC on April 28, 2016, as amended by Amendment No. 6 to the Schedule 13D filed with the SEC on May 12, 2016, as amended by Amendment No.7 to the Schedule 13D filed with the SEC on May 19, 2016, as amended by Amendment No. 8 to the Schedule 13D filed with the SEC on May 26, 2016 and as amended by Amendment No. 9 to the Schedule 13D filed with the SEC on November 23, 2016 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 6, 2017, the Reporting Persons, Asta Funding, Inc. (the “Issuer”) and, for limited purposes stated therein, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (collectively, the “Stern Family”), entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, the Issuer agreed to commence a tender offer within ten business days to repurchase no less than 5,314,009 shares its Common Stock at a price of $10.35 per share in cash, subject to certain conditions (the “Tender Offer”).  The Tender Offer will expire no later than February 28, 2017 (the “Expiration Date”).  Pursuant to the Settlement Agreement, the Reporting Persons have agreed to tender all their shares of Common Stock in the Tender Offer, and the Stern Family has agreed to not tender any of their shares.  The Issuer also agreed to amend its Amended and Restated By-laws to add a new provision (the “Amendment”) which requires that at least one-half of the members of its Board of Directors (the “Board”) consist of independent directors and that a lead independent director will be elected from among the independent directors, who shall perform certain functions as stated therein.  The Amendment remains in effect until January 6, 2019 or when the Issuer ceases to be a publicly traded company or a reporting company subject to Section 13 or 15(d) of the Securities Exchange Act of 1934.  The Settlement Agreement includes customary standstill and related provisions and includes a mutual release.  The Settlement Agreement is terminable by either the Issuer or the Reporting Persons by written notice at any time after the close of business on the second anniversary of the Settlement Agreement.  The Settlement Agreement will also terminate if the Tender Offer does not close on or before the Expiration Date or if the Issuer amends the terms of the Tender Offer in a manner adverse to the Reporting Persons.  If the Settlement Agreement terminates under certain circumstances, then for ten business days thereafter, the Issuer must take all necessary actions to permit the Reporting Persons to make a timely nomination of directors to the Board, and to timely submit other business proposals, with respect to the Issuer’s 2017 annual meeting of stockholders.  The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Also, on January 6, 2017, the Reporting Persons entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Gary Stern, Chairman, founding President and Chief Executive Officer of the Issuer, pursuant to which the Reporting Persons agreed to sell unconditionally to Mr. Stern, in his individual capacity, for $10.35 per share, all the shares of Common Stock owned by the Reporting Persons that are not sold to the Issuer in the Tender Offer, subject to certain conditions. The Securities Purchase Agreement includes certain other customary provisions and a mutual release.  The Securities Purchase Agreement terminates upon termination of the Settlement Agreement.  The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

CUSIP NO. 046220109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Reference is made to the Securities Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibits:

99.1
Settlement Agreement, dated as of January 6, 2017, by and among Asta Funding, Inc., The Mangrove Partners Master Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital, Nathaniel August and, solely for purposes of Section 1(c), 1(d), 2 and 8 thereof, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC.

99.2
Securities Purchase Agreement, dated as of January 6, 2017, by and among The Mangrove Partners Master Fund, Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital, Nathaniel August and Gary Stern.

CUSIP NO. 046220109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2017

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST